Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 21, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011,

the Prospectus Supplement dated September 19, 2011, the General Terms Supplement dated March 5, 2012 and the Product Supplement No. 1065 dated September 19, 2011 — No.

The Goldman Sachs Group, Inc.

Medium-Term Notes, Series D

$

Buffered Basket-Linked Notes due

(Linked to a Weighted Basket Comprised of the S&P 500® Index, the MSCI EAFE Index, the S&P MidCap 400® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares®  Dow Jones U.S. Real Estate Index Fund and the Russell 2000® Index)

The notes will pay interest at a fixed rate of 2.00% per annum payable semiannually on the       of each April and October commencing on October    , 2012 and ending on the stated maturity date (set on the trade date, expected to be the third scheduled business day after the determination date), each subject to adjustment.  In addition to any accrued and unpaid interest, we will pay you an amount on the stated maturity date  based on the performance of a weighted basket comprised of the S&P 500® Index, the MSCI EAFE Index, the S&P MidCap 400® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares®  Dow Jones U.S. Real Estate Index Fund and the Russell 2000® Index, as measured from the trade date to and including the determination date (set on the trade date, expected to be approximately 42 months after the trade date, subject to adjustment).  We refer to the S&P 500® Index , the MSCI EAFE Index, the S&P MidCap 400® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares®  Dow Jones U.S. Real Estate Index Fund and the Russell 2000® Index  collectively as the “basket underliers”, each a “basket underlier”.  If the basket return (defined below) is less than -15% (the final basket level is less than the initial basket level by more than 15%), you would lose a portion of your investment in the notes and may lose a substantial portion of your investment depending on the performance of the basket underliers.  Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,425.00 and $1,575.00).

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final basket level (determined on the determination date, subject to adjustment) from the initial basket level of 100, which we refer to as the basket return. The basket return may reflect a positive return (based on any increase in the basket level over the life of the notes) or a negative return (based on any decrease in the basket level over the life of the notes).  On the stated maturity date, in addition to any accrued and unpaid interest, for each $1,000 face amount of your notes:

•                   if the basket return is positive (the final basket level is greater than the initial basket level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times the basket return, subject to the maximum settlement amount;

•                   if the basket return is zero or negative but not below -15% (the final basket level is less than or equal to the initial basket level but not by more than 15%), you will receive an amount in cash equal to $1,000; or

•                   if the basket return is negative and is below -15% (the final basket level is less than the initial basket level by more than 15%), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of (a) the sum of the basket return plus 15% times (b) $1,000. You will receive less than $1,000.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the basket on any day other than the determination date. You could lose a substantial portion of your investment in the notes.  A percentage decrease of more than 15% between the initial basket level and the final basket level will reduce the payment you will receive on the stated maturity date below the face amount of your notes. Further, the maximum payment that you could receive on the stated maturity date with respect to each $1,000 face amount of your notes is limited to the maximum settlement amount of between $1,425.00 and $1,575.00 (set on the trade date).

The return on your notes is linked to a basket that will reflect, in part, the performance of the iShares® MSCI Emerging Markets Index Fund and the iShares®  Dow Jones U.S. Real Estate Index Fund (which we refer to collectively as the “index funds”, each an “index fund”), and not the performance of the MSCI Emerging Markets Index (which we refer to as the MSCI EM index) and the Dow Jones U.S. Real Estate Index (which we refer to as the DJ IYR index), on which such index funds are based, respectively.  Although each index fund seek results that correspond generally to the performance of either the MSCI EM index and the DJ IYR index, as applicable, the index funds follow a strategy of “representative sampling,” which means each index fund’s holdings do not identically correspond to the holdings and weightings of either the MSCI EM index or the DJ IYR index, as applicable, and may significantly diverge from the MSCI EM index and the DJ IYR index, as applicable.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the buffered basket-linked notes found in “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and additional terms of the buffered basket-linked notes in the accompanying general terms supplement.

Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price.  The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models.   The amount of the excess will decline on a straight line basis over the period from the date hereof through October    , 2012.  We encourage you to read “Additional Risk Factors Specific to the Underlier-Linked Notes” on page S-30 of the accompanying product supplement no. 1065, “Additional Risk Factors Specific to the Notes” on page S-1 of the accompanying general terms supplement and “Additional Risk Factors Specific to Your Notes” on page PS-12 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	, 2012	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, and “S&P MidCap 400®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

        The MSCI indices are the exclusive property of MSCI Inc. (“MSCI”). MSCI and the MSCI index names are service mark(s) of MSCI or its affiliates and are licensed for use for certain purposes by The Goldman Sachs Group, Inc. and its affiliates. These securities, based on such index, have not been passed on by MSCI as to their legality or suitability, and are not issued, sponsored, endorsed, sold or promoted by MSCI, and MSCI bears no liability with respect to any such securities. No purchaser, seller or holder of the securities, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote the securities without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI. The prospectus contains a more detailed description of the limited relationship MSCI has with The Goldman Sachs Group, Inc. and any related securities.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BITC”).  The notes are not sponsored, endorsed, sold, or promoted by BITC.  BITC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BITC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes. The MSCI Indexes are the exclusive property of MSCI Inc. (“MSCI”).  The notes referred to herein are not sponsored, endorsed, or promoted by MSCI, and MSCI bears no liability with respect to any such notes.

The Russell 2000® Index is a trademark of Russell Investment Group (“Russell”) and has been licensed for use by The Goldman Sachs Group, Inc. The notes are not sponsored, endorsed, sold or promoted by Russell, and Russell makes no representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated                     , 2012

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated March 5, 2012, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1065” mean the accompanying product supplement no. 1065, dated September 19, 2011, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1065 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying prospectus supplement no. 1065 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of product supplement no. 1065 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Basket Underliers:  the S&P 500® Index (Bloomberg symbol, “SPX Index”), as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”); the MSCI EAFE Index (Bloomberg symbol, “MXEA Index”), as published by MSCI Inc. (“MSCI”); the S&P MidCap 400® Index (Bloomberg symbol, “MID Index”), as published by Standard & Poor’s;  the iShares® MSCI Emerging Markets Index Fund (Bloomberg symbol, “EEM UP Equity”); the iShares® Dow Jones U.S. Real Estate Index Fund (Bloomberg symbol, “IYR UP Equity”); and the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”); see “The Basket and the Basket Underliers” on page PS-17

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1065:

•                  type of notes: notes linked to basket of underliers

•                  exchange rates: not applicable

•                  buffer level: yes, as described below

•                  cap level: yes, as described below

•                  averaging dates: not applicable

•                  interest: yes, as described below

•                  redemption right or price dependent redemption right: not applicable

Face amount:  each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Denominations: $10,000 and integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. Similarly, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be

Negatively Affected” on page PS-13 of this pricing supplement

Cash settlement amount (on the maturity date): for each $1,000 face amount of your notes, in addition to any accrued and unpaid interest, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final basket level is greater than or equal to the cap level, the maximum settlement amount;

•                  if the final basket level is greater than the initial basket level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the basket return;

•                  if the final basket level is equal to or less than the initial basket level but greater than or equal to the buffer level, $1,000; or

•                  if the final basket level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times  (ii) the buffer rate times (iii) the sum of the basket return plus the buffer amount

Initial basket level: 100

Initial weighted value:  the initial weighted value for each of the basket underliers is expected to equal the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

Basket Underlier	Initial Weight in Basket
S&P 500® Index	65.00%
MSCI EAFE Index	16.00%
S&P MidCap 400® Index	8.00%
iShares® MSCI Emerging Markets Index Fund	4.00%
iShares® Dow Jones U.S. Real Estate Index Fund	4.00%
Russell 2000® Index	3.00%

Initial S&P 500® Index level (the closing level of the basket underlier on the trade date):

Initial MSCI EAFE Index level (the closing level of the basket underlier on the trade date):

Initial S&P MidCap 400® Index level (the closing level of the basket underlier on the trade date):

Initial iShares® MSCI Emerging Markets Index Fund level (the closing level of the basket underlier on the trade date):

Initial iShares® MSCI Dow Jones U.S. Real Estate Index Fund level (the closing level of the basket underlier on the trade date):

Initial Russell 2000® Index level (the closing level of the basket underlier on the trade date):

Final S&P 500® Index level:  the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final S&P MidCap 400® Index level:  the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final MSCI EAFE Index level:  the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final iShares® MSCI Emerging Markets Index Fund level:  the closing level of the basket underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of Your Notes — Anti-dilution Adjustments for Exchange Traded Funds” on page S-22 of the accompanying general terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes —

Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final iShares® MSCI Dow Jones U.S. Real Estate Index Fund level:  the closing level of the basket underlier on the determination date, subject to anti-dilution adjustments as described under “Supplemental Terms of Your Notes — Anti-dilution Adjustments for Exchange Traded Funds” on page S-22 of the accompanying general terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final Russell 2000® Index level:  the closing level of the basket underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Final basket level:  the sum of the following: (1) the final S&P 500® Index level divided by the initial S&P 500® Index level, multiplied by the initial weighted value of the S&P 500® Index; plus (2) the final MSCI EAFE Index level divided by the initial MSCI EAFE Index level, multiplied by the initial weighted value of the MSCI EAFE Index; plus (3) the final S&P MidCap 400® Index level divided by the initial S&P MidCap 400® Index level, multiplied by the initial weighted value of the S&P MidCap 400® Index; plus (4) the final iShares® MSCI Emerging Markets Index Fund level divided by the initial iShares® MSCI Emerging Markets Index Fund level, multiplied by the initial weighted value of the iShares® MSCI Emerging Markets Index Fund; plus (5) the final iShares® MSCI Dow Jones U.S. Real Estate Index Fund level divided by the initial iShares® MSCI Dow Jones U.S. Real Estate Index Fund level, multiplied by the initial weighted value of the iShares® MSCI Dow Jones U.S. Real Estate Index Fund; plus (6) the final Russell 2000® Index level divided by the initial Russell 2000® Index level, multiplied by the initial weighted value of the Russell 2000® Index

Basket return:  the quotient of (1) the final basket level minus the initial basket level divided by (2) the initial basket level, expressed as a percentage

Upside participation rate:  100%

Cap level (to be set on the trade date): expected to be between 142.50% and 157.50% of the initial basket level

Maximum settlement amount (to be set on the trade date): expected to be between $1,425.00 and $1,575.00

Buffer level: 85% of the initial basket level

Buffer amount: 15%

Buffer rate: 100%

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the third scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

Determination date (to be set on the trade date): a specified date that is expected to be approximately 42 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page

S-26 of the accompanying general terms supplement, and with respect to the iShares® MSCI Emerging Markets Index Fund and the iShares® MSCI Dow Jones U.S. Real Estate Index Fund, subject to anti-dilution adjustments as described under “Supplemental Terms of Your Notes — Anti-dilution Adjustments for Exchange Traded Funds” on page S-22 of the accompanying general terms supplement

Interest rate (coupon):  2.00% per annum

Day count convention: 30/360 (ISDA)

Business day convention: following unadjusted; as described under “Description of Notes We May Offer — Business Day Convention” on page S-22 of the accompanying prospectus supplement

Interest payment dates: semiannually; on the      of each April and October (commencing on October      , 2012) to and including the stated maturity date; subject to adjustment as described under “Supplemental Terms of the Notes — Interest Payments” on page S-22 of the accompanying general terms supplement

Regular record dates: the third scheduled business day immediately preceding each interest payment date

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-24 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes —  Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-39 of the accompanying product supplement no. 1065

Supplemental discussion of U.S. federal income tax consequences:  you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as an income-bearing pre-paid derivative contract in respect of the basket underliers, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065

ERISA:  as described under “Employee Retirement Income Security Act” on page S-47 of the accompanying product supplement no. 1065

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-48 of the accompanying product supplement no. 1065; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $         .

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38143UT92

ISIN no.:  US38143UT929

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table, chart and examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical basket closing levels or hypothetical closing levels of the basket underliers, as applicable, on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final basket levels that are entirely hypothetical; no one can predict what the levels of the basket will be on any day throughout the life of your notes, and no one can predict what the final basket level will be on the determination date.  The basket underliers have been highly volatile in the past — meaning that the levels of the basket underliers have changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the basket underliers.  In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price.  For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-30 of the accompanying product supplement no. 1065 and “Additional Risk Factors Specific to Your Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-12 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	100.00%

Initial basket level	100

Cap level	142.50% of the initial basket level

Maximum settlement amount	$1,425.00

Buffer level	85.00% of the initial basket level

Buffer rate	100.00%

Buffer amount	15.00%

Neither a market disruption event nor a non-trading day occurs with respect to any basket underlier on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the methods by which any of the underlier sponsors calculates the S&P 500® Index, MSCI EAFE Index, the S&P MidCap 400® Index and the Russell 2000® Index, respectively

No change in or affecting any of the index funds, underlier stocks or the policies of the applicable underlier investment advisor or the method by which the MSCI EM index sponsor  and the DJ IYR index sponsor calculates the MSCI EM index and the DJ IYR index, respectively

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial S&P 500® Index level, the initial MSCI EAFE Index level, the initial S&P MidCap 400® Index level,  the initial iShares® MSCI Emerging Markets Index Fund level, the initial iShares® MSCI Dow Jones U.S. Real Estate Index Fund level, and the initial Russell 2000® Index level that will serve as the baselines for determining the basket return and the amount that we will pay on your notes at maturity. We will not do so until the trade date. As a result, the actual initial S&P 500® Index level, the initial MSCI EAFE Index level, the initial S&P MidCap 400® Index level,  the initial iShares® MSCI Emerging Markets Index Fund level, the initial iShares® MSCI Dow Jones U.S. Real Estate Index Fund level and the initial Russell 2000® Index level may differ substantially from the current level of such basket underlier prior to the trade date and may be higher or lower than the actual closing level of such basket underlier on the trade date. They may also differ substantially from the level of such basket underlier at the time you purchase your notes.

For these reasons, the actual performance of the basket over the life of your notes, as well as the amount payable at maturity may bear little relation to the hypothetical examples shown below or to the historical level of each basket underlier shown elsewhere in this pricing supplement.  For information about the historical level of each basket underlier during recent periods, see “The Basket and the Basket Underliers — Historical High, Low and Closing Levels of the Basket Underliers” below.  Before investing in the offered notes, you should consult publicly available information to determine the level of the basket underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket underliers.

The levels in the left column of the table below represent hypothetical basket levels and are expressed as percentages of the initial basket level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent).  Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final basket level (expressed as a percentage of the initial basket level) and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
175.000%	142.500%
150.000%	142.500%
142.500%	142.500%
125.000%	125.000%
110.000%	110.000%
100.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
75.000%	90.000%
50.000%	65.000%
25.000%	40.000%
0.000%	15.000%

If, for example, the final basket level were determined to be 25.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be 40.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 60.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final basket level were determined to be 150.000% of the initial basket level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 142.500% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final basket level over 142.500% of the initial basket level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final basket level (expressed as a percentage of the initial basket level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final basket level (expressed as a percentage of the initial basket level) of greater than or equal to 142.500% (the section right of the 142.500% marker on the horizontal axis) would result in a capped return on your investment.

The following four examples illustrate the hypothetical cash settlement amount at maturity, on each note based on hypothetical final levels of the basket underliers, calculated based on the key terms and assumptions above. The levels in Column A represent the hypothetical initial level for each basket underlier, and the levels in Column B represent hypothetical final levels for each basket underlier. The percentages in Column C represent hypothetical final levels for each basket underlier in Column B expressed as percentages of the corresponding hypothetical initial levels in Column A. The amounts in Column D represent the initial weighted values of each basket underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The final basket level for each example is shown beneath each example, and will equal the sum of the two products shown in Column E. The basket return for each example is shown beneath the final basket level for such example, and will equal the quotient of (i) the final basket level for such example minus the initial basket level divided by (ii) the initial basket level, expressed as a percentage.

Example 1:  The final basket level is greater than the cap level.  The cash settlement amount will equal the maximum settlement amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,409.75	2,114.6250	150%	65.00	97.50
MSCI EAFE Index	1,586.11	2,379.1650	150%	16.00	24.00
S&P MidCap 400® Index	1,003.08	1,504.6200	150%	8.00	12.00
iShares® MSCI Emerging Markets Index Fund	43.92	65.8800	150%	4.00	6.00
iShares® MSCI Dow Jones U.S. Real Estate Index Fund	44.21	66.3150	150%	4.00	6.00
Russell 2000® Index	837.77	1,256.6550	150%	3.00	4.50

			Final Basket Level:	150.00
			Basket Return:	50.00%

•     In this example, all of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  However, since the hypothetical final basket level of 150.00 exceeds the initial basket level by more than the cap level, the hypothetical cash settlement amount, in addition to any accrued and unpaid interest, will equal the maximum settlement amount of $1,425.00.

Example 2:  The final basket level is greater than the initial basket level but less than the cap level.  The cash settlement amount exceeds the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,409.75	1,762.1875	125%	65.00	81.25
MSCI EAFE Index	1,586.11	1,982.6375	125%	16.00	20.00
S&P MidCap 400® Index	1,003.08	1,253.8500	125%	8.00	10.00
iShares® MSCI Emerging Markets Index Fund	43.92	54.9000	125%	4.00	5.00
iShares® MSCI Dow Jones U.S. Real Estate Index Fund	44.21	55.2625	125%	4.00	5.00
Russell 2000® Index	837.77	1,047.2125	125%	3.00	3.75
			Final Basket Level:	125.00
			Basket Return:	25.00%

•     In this example, all of the hypothetical final levels for the basket underliers are greater than the applicable hypothetical initial levels, which results in the hypothetical final basket level being greater than the initial basket level of 100.00.  Since the hypothetical final basket level of 125.00 exceeds the initial basket level but is less than the cap level, the hypothetical cash settlement amount, in addition to any accrued and unpaid interest, will equal:

Cash settlement amount = $1,000 + ($1,000 × 100% × 25.00%) = $1,250.00

Example 3:  The final basket level is less than the initial basket level, but greater than the buffer level.  The cash settlement amount equals the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,409.75	1,268.7750	90%	65.00	58.50
MSCI EAFE Index	1,586.11	1,427.4990	90%	16.00	14.40
S&P MidCap 400® Index	1,003.08	902.7720	90%	8.00	7.20
iShares® MSCI Emerging Markets Index Fund	43.92	39.5280	90%	4.00	3.60
iShares® MSCI Dow Jones U.S. Real Estate Index Fund	44.21	39.7890	90%	4.00	3.60
Russell 2000® Index	837.77	753.9930	90%	3.00	2.70
				Final Basket Level:	90.00
				Basket Return:	-10.00%

•     In this example, all of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since the hypothetical final basket level of 90.00 is greater than the buffer level of 85% of the initial basket level but less than the initial basket level of 100.00, the hypothetical cash settlement amount, in addition to any accrued and unpaid interest, will equal the face amount of a note, or $1,000.

Example 4:  The final basket level is less than the buffer level.  The cash settlement amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E

Basket Underlier	Hypothetical Initial Level	Hypothetical Final Level	Column B / Column A	Initial Weighted Value	Column C x Column D
S&P 500® Index	1,409.75	986.8250	70%	65.00	45.50
MSCI EAFE Index	1,586.11	1,189.5825	75%	16.00	12.00
S&P MidCap 400® Index	1,003.08	702.1560	70%	8.00	5.60
iShares® MSCI Emerging Markets Index Fund	43.92	24.1560	55%	4.00	2.20
iShares® MSCI Dow Jones U.S. Real Estate Index Fund	44.21	28.7365	65%	4.00	2.60
Russell 2000® Index	837.77	586.4390	70%	3.00	2.10
				Final Basket Level:	70.00
				Basket Return:	-30.00%

•  In this example, all of the hypothetical final levels for the basket underliers are less than the applicable hypothetical initial levels, which results in the hypothetical final basket level being less than the initial basket level of 100.00.  Since the hypothetical final basket level of 70.00 is less than the buffer level of 85% of the initial basket level, the hypothetical cash settlement amount, in addition to any accrued and unpaid interest, will equal:

Cash settlement amount = $1,000 + ($1,000 × 100% × (-30.00% + 15%)) = $850.00

The cash settlement amounts shown above are entirely hypothetical; they are based on levels for the basket underliers that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying product supplement no. 1065.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final basket level on the determination date, nor can we predict the relationship between the level of each basket underlier and the market value of your notes at any time prior to the stated maturity date. The actual amount that a holder of the offered notes will receive on the stated maturity date and the rate of return on the offered notes will depend on the initial level of each basket underlier, cap level and maximum settlement amount we will set on the trade date and the actual basket return determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes on the stated maturity date may be very different from the hypothetical cash settlement amounts shown in the tables and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1065.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the basket underliers that comprise the basket to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The original issue price for your notes, the price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is under no obligation to do) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through October     , 2012.  After October       , 2012 the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction.  To the extent that Goldman, Sachs & Co. makes a market in the notes, it may receive income from the spreads between its bid and offer prices for the notes, if any.  The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co.  You should read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-31 of the accompanying prospectus supplement no. 1065.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1065.

You May Lose a Substantial Portion of Your Investment in the Notes

You can lose a substantial portion of your investment in the notes. In addition to accrued but unpaid interest, the cash payment on your notes on the stated maturity date will be based on the performance of a weighted basket comprised of the S&P 500® Index, the MSCI EAFE Index, the S&P MidCap 400® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares®  Dow Jones U.S. Real Estate Index Fund and the Russell 2000® Index, as measured from the initial basket level of 100 to the final basket level on the determination date. If the final basket level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the sum of the basket return plus the product of the buffer amount  times $1,000. Thus, you may lose a substantial portion of your investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the basket over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 142.50% and 157.50% of the initial basket level.  The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the basket may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the basket.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

The Cash Settlement Amount of Your Notes Is Not Linked to the Level of Each Basket Underlier at Any Time Other Than the Determination Date

In addition to accrued and unpaid interest, the cash settlement amount that will be paid on your notes will be determined based on the basket closing level on the determination date. Although the actual basket closing level on the stated maturity date or at other times during the life of your notes may be higher than the final basket level, you will not benefit from the basket closing levels at any time other than on the determination date.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Basket Underlier Sponsors Retain Significant Control and Discretionary Decision-Making Over the Basket Underliers, Which May Have an Adverse Effect on the Levels of the Basket Underliers and on Your Notes.

Under the methodology documents that govern the basket underliers, the basket underlier sponsors retain the right, from time to time, to exercise reasonable discretion as they deem appropriate in order to ensure basket underlier integrity.  Although it is unclear how and to what extent this discretion could or would be exercised, it is possible that it could be exercised by the basket underlier sponsors in a manner that adversely affects the levels of the basket underliers and therefore your notes.  The basket underlier sponsors are not obligated to, and will not, take account of your interests in exercising the discretion described above.

Because Your Notes Are Linked to a Basket of Underliers, the Lower Performance of One Basket Underlier May Offset an Increase in the Other Underliers in the Basket

Your notes are linked to basket underliers that are not equally weighted.  Declines in the level of one basket underlier may offset increases in the levels of the other basket underliers.  As a result, any return on the basket — and thus on your notes — may be reduced or eliminated, which will have the effect of reducing the amount payable in respect of your notes at maturity.

The Policies of BlackRock Fund Advisors, the Investment Advisor for the Index Funds included in the Basket, and of MSCI and Dow Jones, the Sponsors of the Underlying Indices, Could Affect the Amount Payable on Your Notes and Their Market Value

BlackRock Fund Advisors (“BFA”), the investment advisor for the index funds included in the basket, may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the index funds, additions, deletions or substitutions of securities in the index funds and the manner in which changes affecting the MSCI Emerging Markets Index and the U.S. Dow Jones Real Estate Index (each, an “underlying index”) are reflected in the applicable index fund that could affect the market price of the shares of the index fund, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if BFA changes these policies, for example, by changing the manner in which it calculates the net asset value of either of the index funds, or if BFA discontinues or suspends calculation or publication of the net asset value of either index fund, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the affected index fund on the determination date — and thus the amount payable on the maturity date — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the final level of each index fund on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement.

In addition, MSCI and Dow Jones (each an “underlying index sponsor”) owns the applicable underlying index and is responsible for the design and maintenance of such underlying index. The policies of the applicable underlying index concerning the calculation of such underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of such underlying index and, consequently, could affect the market prices of shares of the respective index fund and, therefore, the amount payable on your notes and their market value.

There Are Risks Associated with the Index Funds

Although shares for each index fund are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of each index fund or that there will be liquidity in the trading market.

In addition, the index funds are subject to management risk, which is the risk that the applicable index fund investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the applicable index fund investment advisor may select up to 10% of such index fund’s assets to be invested in shares of equity securities that are not included in the applicable underlying index.  The index funds are also not actively managed and may be affected by a general decline in market segments relating to the applicable underlying index.  The applicable index fund investment advisor invests in securities included in, or representative of, the applicable underlying index regardless of their investment merits.  The applicable index fund investment advisor does not attempt to take defensive positions in declining markets.

In addition, the index funds are subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories.  Low trading volumes and volatile prices in less developed markets make trades harder to complete and settle, and governments or trade groups may compel local agents to hold securities in designated depositories that are not subject to independent evaluation. The less developed a country’s securities market is, the greater the likelihood of custody problems.

The Index Funds and the Applicable Underlying Index are Different and the Performance of the Index Funds May Not Correlate with the Performance of the Applicable Underlying Index

The index funds use a representative sampling strategy to attempt to track the performance of the applicable underlying index. The index funds may not hold all or substantially all of the equity securities included in the applicable underlying index and may hold securities or assets not included in the applicable underlying index. Therefore, while the performance of each index fund is generally linked to the performance of the applicable underlying index, the performance of such index fund is also linked in part to shares of equity securities not included in the applicable underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the applicable index fund investment advisor.

Imperfect correlation between each index fund’s portfolio securities and those in the applicable underlying index, rounding of prices, changes to the applicable underlying index and regulatory requirements may cause tracking error, which is the divergence of such index fund’s performance from that of the applicable underlying index.

In addition, the performance of the index funds will reflect additional transaction costs and fees that are not included in the calculation of the applicable underlying index and this may increase the tracking error of the index fund. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between such index fund and the applicable underlying index. Finally, because the shares of the index funds are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the index fund may differ from the net asset value per share of the index funds.

For all of the foregoing reasons, the performance of the index funds may not correlate with the performance of the applicable underlying index. Consequently, the return on the notes will not be the same as investing directly in the index funds or in the applicable underlying index or in the applicable index fund stocks or in the applicable underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the applicable underlying index.

Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities Markets

The iShares® MSCI Emerging Markets Index Fund holds stocks traded in the equity markets of emerging markets countries. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. Such foreign securities markets may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Because foreign exchanges may be open on days when the index fund is not traded, the value of the securities underlying the index fund may change on days when shareholders will not be able to purchase or sell shares of the index fund.

The countries whose markets are represented by the MSCI EM index include Bermuda, Brazil, Cayman Islands, Chile, China, Colombia, the Czech Republic, Egypt, Hong Kong, Hungary, India, Indonesia, South Korea, Malaysia, Mexico, Morocco, Peru, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey and the United States.

Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. It will also likely be more costly and difficult for the index fund sponsor to enforce the laws or regulations of a foreign country or trading facility, and it is possible that the foreign country or trading facility may not have laws or regulations which adequately protect the rights and interests of investors in the stocks included in the index fund.

There are Risks Associated with Small Capitalization Stocks

The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization.  The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies.  Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.  These companies tend to be less well-established than large market capitalization companies.  Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as income-bearing pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis (possibly at a rate in excess of the interest rate on the notes) and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1065 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The basket is comprised of six basket underliers with the following initial weights within the basket:  the S&P 500® Index (65.00%), the MSCI EAFE Index (16.00%), the S&P MidCap 400® Index (8.00%), the iShares® MSCI Emerging Markets Index Fund (4.00%), the iShares® MSCI Dow Jones U.S. Real Estate Index Fund (4.00%) and the Russell 2000® Index (3.00%).

The S&P 500® Index

The S&P 500® Index includes a representative sample of 500 leading companies in leading industries of the U.S. economy. The S&P 500® Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”).

As of March 20, 2012, the 500 companies included in the S&P 500® Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (10.86%), Consumer Staples (10.63%), Energy (11.57%), Financials (15.05%), Health Care (11.17%), Industrials (10.61%), Information Technology (20.45%), Materials (3.48%), Telecommunication Services (2.84%) and Utilities (3.34%).  (Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the S&P 500® Index found in the accompanying general terms supplement. In addition, Standard & Poor’s has updated its policies with respect to the S&P 500® Index such that certain de minimis merger and acquisition related changes may be computed and implemented quarterly and no adjustment to the divisor will be made if a spun-off company is added to the index but no company is removed. For more details about the S&P 500® Index, the S&P 500® Index sponsor and license agreement between the S&P 500® Index sponsor and the issuer, see “The Underliers — S&P 500® Index” on page S-31 of the accompanying general terms supplement.

The MSCI EAFE Index

The MSCI EAFE Index is a stock index calculated, published and disseminated daily by MSCI Inc., which we refer to as “MSCI”, through numerous data vendors, on the MSCI website and in real time on Bloomberg Financial Markets and Reuters Limited.

MSCI EAFE Index

Index Stock Weighting by Country

as of March 16, 2012

Country:	Percentage (%)*
Australia	8.34%
Austria	0.26%
Belgium	1.01%
Denmark	1.12%
Finland	0.88%
France	9.40%
Germany	8.61%
Greece	0.09%
Hong Kong	2.93%
Ireland	0.29%
Israel	0.61%
Italy	2.41%
Japan	21.34%
Netherlands	2.47%
New Zealand	0.12%
Norway	0.96%
Portugal	0.20%
Singapore	1.77%
Spain	2.98%
Sweden	3.21%
Switzerland	8.44%
United Kingdom	22.58%

*Information provided by MSCI. Percentages may not sum to 100% due to rounding.

MSCI EAFE Index

Index Stock Weighting by Sector

as of March 16, 2012

Percentage (%)*
Consumer Discretionary	10.74%
Consumer Staples	10.94%
Energy	8.73%
Financials	23.11%
Health Care	9.15%
Industrials	12.75%
Information Technology	4.71%
Materials	10.28%
Telecommunication Services	5.27%
Utilities	4.32%

*Information provided by MSCI.  Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The above information supplements the description of the MSCI EAFE Index found in the accompanying general terms supplement.  For more details about the MSCI EAFE Index, the MSCI EAFE Index sponsor and license agreement between the MSCI EAFE Index sponsor and the issuer, see “The Underliers — MSCI Indices” on page S-35 of the accompanying general terms supplement.

The S&P MidCap 400® Index

The S&P MidCap 400® Index, which we refer to as the S&P MidCap 400 Index, includes a sample of 400 mid-sized companies in various industries of the U.S. economy. The S&P MidCap 400 Index is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”). Additional information is available on the following website: http://www.standardandpoors.com/indices/sp-midcap-400/en/us/?indexId=spusa-400-usduf—p-us-m—. We are not incorporating by reference the website or any material it includes in this pricing supplement.

The S&P MidCap 400 Index is intended to reflect the risk and return characteristics of the broader universe of mid-sized firms in the U.S. equity markets. S&P calculates the value of the S&P MidCap 400 Index (discussed below in further detail) based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 400 companies as of a particular time as compared to the aggregate Market Value of the common stocks of 400 similar companies on the base date of June 28, 1991. The “Market Value” of any index stock is the product of the market price per share times the number of float-adjusted shares outstanding of such index stock. The number of float-adjusted shares is the number of shares outstanding reduced to exclude shares not available to investors. The 400 companies are selected from those companies with market capitalization between $1 billion and $4.4 billion, but are not the 400 largest companies in the NYSE in that range and not all 400 companies are listed on such exchange. S&P chooses mid-sized companies for inclusion in the S&P MidCap 400 Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the population of mid-size companies in the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P MidCap 400 Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely held and the Market Value and trading activity of the common stock of that company.

As of March 20, 2012, the 400 companies included in the S&P MidCap 400 Index were divided into ten Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (13.33%), Consumer Staples (3.99%), Energy (6.70%), Financials (20.90%), Health Care (10.17%), Industrials (16.82%), Information Technology (16.21%), Materials (6.41%), Telecommunication Services (0.47%), and Utilities (5.00%). Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

The S&P MidCap 400 Index is calculated using a base-weighted aggregate methodology: the level of the S&P MidCap 400 Index reflects the total Market Value of all S&P MidCap 400 Index Stocks relative to the S&P MidCap 400 Index base date of June 28, 1991, which we refer to as the Base Date.

S&P uses an indexed number to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total Market Value of the index stocks on the Base Date has been set equal to an indexed value of 100. In practice, the daily calculation of the S&P MidCap 400 Index is computed by dividing the total Market Value of the S&P MidCap 400 Index Stocks  by a number called the “S&P MidCap 400 Index Divisor.” By itself, the S&P MidCap 400 Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P MidCap 400 Index, it is the only link to the original base period value of the S&P MidCap 400 Index. The S&P MidCap 400 Index Divisor keeps the S&P MidCap 400 Index comparable over time and is the manipulation point for all adjustments to the S&P MidCap 400 Index, which we refer to as “S&P MidCap 400 Index Maintenance”.

S&P MidCap 400 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P MidCap 400 Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P MidCap 400 Index require S&P to make an S&P MidCap 400 Index Divisor adjustment. By adjusting the S&P MidCap 400 Index Divisor for the change in total Market Value, the value of the S&P MidCap 400 Index remains constant. This helps maintain the value of the S&P MidCap 400 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P MidCap 400 Index does not reflect the corporate actions of individual companies in the S&P MidCap 400 Index. All S&P MidCap 400 Index Divisor adjustments are made by S&P after the close of trading and after the calculation of the closing value of the S&P MidCap 400 Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P MidCap 400 Index and do not require S&P MidCap 400 Index Divisor adjustments.

The iShares® MSCI Emerging Markets Index Fund

The shares of the iShares® MSCI Emerging Markets Index Fund are issued by iShares, Inc., a registered investment company. The iShares® MSCI Emerging Markets Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI Emerging Markets Index.  The iShares® MSCI Emerging Markets Index Fund trades on the NYSE Arca under the ticker symbol “EEM”.  BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares® MSCI Emerging Markets Index Fund.

The following tables display the top holdings and weighting by sector and country of the iShares® MSCI Emerging Markets Index Fund.  This information has been obtained from the iShares website without independent verification.

iShares® MSCI Emerging Markets Index Fund Stock Weighting by Country as of March 19, 2012**

Country:	Percentage (%)*
Brazil	15.16%
Chile	1.77%
China	17.21%
Colombia	0.98%
Czech Republic	0.38%
Egypt	0.35%
Hungary	0.40%
India	6.31%
Indonesia	2.61%
Korea, Republic Of	15.03%
Malaysia	3.31%
Mexico	4.59%
Peru	0.62%
Philippines	0.86%
Poland	1.34%
Russian Federation	6.85%
South Africa	7.63%
Taiwan, Province Of China	10.85%
Thailand	2.02%
Turkey	1.37%

iShares® MSCI Emerging Markets Index Fund Stock Weighting by Sector

as of March 19, 2012*

Percentage (%)*
Consumer Discretionary	7.94%
Consumer Staples	8.01%
Energy	14.22%
Financials	23.78%
Health Care	1.03%
Industrials	6.70%
Information Technology	13.68%
Materials	12.80%
Telecommunication Services	7.64%
Utilities	3.64%

*Percentages may not sum to 100% due to rounding.

**A list of constituent stocks can be found at http://us.iShares.com/product_info/fund/overview/EEM.htm

      The above information supplements the description of the iShares® MSCI Emerging Markets Index Fund found in the accompanying general terms supplement. For more details about the iShares® MSCI Emerging Markets Index Fund, the iShares® MSCI Emerging Markets Index Fund sponsor and license agreement between the iShares® MSCI Emerging Markets Index Fund sponsor and the issuer, see “The Underliers – The iShares® MSCI Emerging Markets Index Fund” on page S-67 of the accompanying general terms supplement.

The iShares® MSCI Dow Jones U.S. Real Estate Index Fund

The shares of the index fund are issued by iShares® Trust, a registered investment company.  The index fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index.  The iShares Dow Jones U.S. Real Estate Index Fund trades on the NYSE Arca under the ticker symbol “IYR”.  BlackRock Fund Advisors (“BFA”) serves as the investment advisor to the iShares Dow Jones U.S. Real Estate Index Fund.

BFA, as the investment advisor to the index fund, employs a technique known as representative sampling to track the index as described below.

We obtained the following fee information from the index fund website, without independent verification.  The investment advisor is entitled to receive a management fee from the index fund based on the index fund’s allocable portion of the aggregate of the average daily net assets of the index fund relative to the average daily net assets of a number of other iShares funds as follows: 0.48% per annum of the aggregate net assets less than or equal to $10.0 billion, plus 0.43% per annum of the aggregate net assets over $10.0 billion, up to and including $20.0 billion, plus 0.38% per annum of the aggregate net assets in excess of $20.0 billion.  As of March 6, 2012, the expense ratio of the index fund was 0.47%.

For additional information regarding iShares® Trust or BFA, iShares® Trust files reports and other information with the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the index fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the iShares® website at www.ishares.com.  In this prospectus supplement, we are not incorporating by reference the website, the sources listed above or any material they include.

Investment Objective and Strategy

The index fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the real estate sector of the U.S. equity market, as represented by the Dow Jones U.S. Real Estate Index.

The following table displays the top holdings and weightings by sector of the index fund. (Sector designations are determined by the index fund sponsor using criteria it has selected or developed. Index and index fund sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices or index funds with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices or funds.)  We obtained the information in the tables below from the index fund website, without independent verification.

iShares® Dow Jones U.S. Real Estate Index Fund Top Ten Holdings As of March 20, 2012

Index Fund Stock Issuer:	Percentage (%)
Simon Property Group Inc.	8.83%
American Tower Corp.	5.27%
Public Storage	4.05%
Equity Residential	3.77%
HCP Inc.	3.47%
Ventas, Inc.	3.46%
Prologis	3.42%
Annaly Capital Management Inc.	3.28%
Vornado Realty Trust	3.28%
Boston Properties Inc.	3.21%
Total	42.04%

iShares® Dow Jones U.S. Real Estate Index Fund by Sector As of March 20, 2012*

Sector:	Percentage (%)
Specialty REITs	26.74%
Retail REITs	20.59%
Industrial and Office REITs	20.49%
Residential REITs	14.18%
Mortgage REITs	7.80%
Hotel and Lodging REITs	4.23%
Real Estate Holding and Development	2.11%
Real Estate Services	2.08%
Diversified REITs	1.52%
S-T Securities	0.21%
Other	0.04%
Total	99.99%

*Percentages may not sum to 100% due to rounding.

Representative Sampling

The index fund uses a representative sampling strategy to attempt to track the performance of the Dow Jones U.S. Real Estate Index.  For the index fund, this strategy involves investing in a representative sample of securities that collectively have an investment profile similar to that of the Dow Jones U.S. Real Estate Index.  The securities selected are expected to have aggregate investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Dow Jones U.S. Real Estate Index.  Funds may or may not hold all of the securities that are included in the underlying index.  The index fund generally invests at least 90% of its assets in the securities of the Dow Jones U.S. Real Estate Index.  The index fund may invest the remainder of its assets in securities not included in the index, but which BFA believes will help the index fund track the Dow Jones U.S. Real Estate Index.  The index fund may also invest its other assets in futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA.

Correlation

The Dow Jones U.S. Real Estate Index is a theoretical financial calculation while the iShares® Dow Jones U.S. Real Estate Index Fund is an actual investment portfolio. The performance of the index fund and of the index may vary due to a variety of factors, including transaction costs, foreign currency valuations, asset valuations, market impact, corporate actions (such as mergers and spin-offs), timing variances and differences between the index fund’s portfolio and the index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® Dow Jones U.S. Real Estate Index Fund but not to the Dow Jones U.S. Real Estate Index or investors using a representative sampling strategy in general.  The difference between the performance of the index fund over a period of time and the performance of the index over such period of time is called the “tracking error” over such period of time. The index fund’s use of a representative sampling strategy can be expected to produce a greater tracking error over a period of time than would result if the index fund used a replication indexing strategy. “Replication” is an indexing strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.  As of March 6, 2012, the index fund’s tracking error was 0.48% over the last year, 0.35% on an annualized basis over the last five years, and 0.43% on an annualized basis since June 12, 2000, the inception date of the index fund.

Creation Units

Prior to trading in the secondary market, shares of iShares® Dow Jones U.S. Real Estate Index Fund are issued at net asset value by market makers, large investors and institutions only in block-size units, known as creation units, of 50,000 shares or multiples thereof.  As a practical matter, only institutions, market makers or large investors purchase or redeem creation units.  These transactions are usually effected in exchange for a basket of securities that generally corresponds pro rata to the iShares® Dow Jones U.S. Real Estate Index Fund’s portfolio and an amount of cash. Redemptions of creation units may cause temporary dislocations in tracking errors.

Share Prices and the Secondary Market

The trading prices of shares of the iShares® Dow Jones U.S. Real Estate Index Fund in the secondary market generally differ from the index fund’s daily net asset value and are affected by market forces such as supply and demand, economic conditions and other factors.  The approximate value of the shares of the index fund is disseminated every fifteen seconds throughout the trading day by the New York Stock Exchange or by other information providers or market data vendors. This approximate value should not be viewed as a “real-time” update of the net asset value of the index fund, because the approximate value may not be calculated in the same manner as the net asset value, which is computed once a day. The approximate value generally is determined by using current market quotations and/or price quotations obtained from broker-dealers that may trade in the portfolio securities held by the index fund. The index fund is not involved in, or responsible for, the calculation or dissemination of the approximate value and makes no warranty as to its accuracy.

The Dow Jones U.S. Real Estate Index (the “Index”)

The Dow Jones U.S. Real Estate Index is a float-adjusted market capitalization index that is calculated, published and disseminated by the index sponsor, the Dow Jones Indexes (“Dow Jones”), and is designed to represent Real Estate Investment Trusts (REITs) and other companies that invest directly or indirectly in real estate through development, management or ownership, including property agencies.

Calculation and Dissemination

The closing values of the index are calculated on a 24-hour day that ends at 5:30 p.m. and, following the determination of the previous day’s closing price, the index values for the current day are updated and disseminated on a real-time basis beginning at 5:30 p.m whenever any of the exchanges represented in the index are open. Prices are computed on both a price and total-return basis in U.S. dollars.

If trading in a stock is suspended while its market is open, the last traded price for that stock is used for all subsequent index computations until trading resumes.  If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the index.  Until a particular stock opens, its adjusted closing price from the previous day is used in the index computation.

If a market is closed due to an exchange holiday, the previous adjusted closing price for each of its index components, coupled with the most-recent intraday currency bid price, is used to determine the index’s current U.S. dollar value.

To be included in the index, a stock must be part of the index universe, defined as all stocks traded on major U.S. stock exchanges minus any noncommon issues and illiquid stocks.  Index candidates must be common shares or other securities that have the characteristics of common equities.  Fixed-dividend shares and securities such as convertible notes, warrants, rights, mutual funds, unit investment trusts, closed-end fund shares and shares in limited partnerships are not eligible.  Temporary issues arising from corporate actions, such as “when-issued shares,” are considered on a case-by-case basis when necessary to maintain continuity in a company’s index membership.  REITs, listed property trusts, and similar real-property-owning pass-through structures taxed as REITs by their domiciles also are eligible.  Securities that have had more than ten nontrading days during the past quarter are excluded from the index universe.

After determination of the index universe, the index universe is then sorted by float-adjusted market capitalization and stocks in the top 95% of the index universe by December 1998 market capitalization are categorized into 10 Industries, 19 Supersectors, 41 Sectors and 114 Subsectors as defined by a proprietary classification system used by Dow Jones.  Segments are designed to capture the risk characteristics of a specific market by grouping together constituents that respond in similar ways to economic, political and environmental factors.

The index is calculated using a Laspeyres formula and is computed at a given time as the base index value multiplied by the quotient of the market capitalization of the index and the adjusted base date market capitalization of the index.  This formula can be simplified as the market capitalization of the index divided by the divisor at a given time.

The Divisor

In order to insulate the index from the effects of index component changes and corporate actions, Dow Jones divides the index by an adjustment factor called the index divisor after the close of trading on each day that there is a change in either index membership or shares outstanding for an index component.

During the trading day, price quotes for the index are computed by dividing the index’s current market capitalization by that day’s divisor.  If there are no corporate actions or component changes, the divisor remains unchanged for the next trading day.  If there is an event resulting in a capitalization change, the index’s new adjusted base market cap is calculated after the close using the adjusted prices and adjusted share figures.  A new divisor is then calculated for use beginning with the opening on the next trading day by dividing the adjusted base market capitalization for the next day by the current day’s market capitalization and then multiplying the resulting quotient by the current day’s divisor.

The divisor may decrease, increase or keep constant when corporate actions occur for a component stock.  The following events will lead to a decrease in the index divisor:

•                  Cash dividend

•                  Special cash dividend

•                  Stock dividend of a different company security

•                  Return of capital and share consolidation

•                  Repurchase shares-self tender

•                  Spinoff

The following events will lead to an increase in the index divisor:

•                  Rights offering

•                  Combination stock distribution (dividend or split) and rights offering

•                  Stock distribution and rights (neither is applicable to the other)

The following events will lead to no change in the index divisor:

•                  Split and reverse split

•                  Stock dividend

Quarterly Review and Index Maintenance

The index is reviewed quarterly, in March, June, September and December.  Both component changes and share changes become effective at the opening on the first Monday after the third Friday of the review month.  These changes are implemented simultaneously.

Shares outstanding totals for component stocks are updated during the quarterly review.  If the number of float-adjusted shares outstanding for an index component changes by more than 10% due to a corporate action, however, the shares total will be adjusted immediately after the close of trading on the date of the event.  If a change in float-adjusted shares reflects a combination of a share increase (or decrease) and block ownership decrease (or increase), such as a secondary offering (or block purchase), the new shares outstanding total will be used to calculate the new share blocks. If a block ownership change is part of a float change involving a total shares outstanding change of less than 10%, the block must increase (or decrease) by at least five percentage points to trigger the adjustment. If the impact of corporate actions during the period between quarterly shares updates changes a company’s float-adjusted shares outstanding by 10% or more, the company’s shares and float factor will be updated as soon as prudently possible.

Whenever possible, Dow Jones will announce the change at least two business days prior to its implementation. Changes in shares outstanding due to stock dividends, splits and other corporate actions also are adjusted immediately after the close of trading on the day they become effective.

Index composition and weighting adjustments are also made on an ongoing basis as needed to account for extraordinary events such as delistings, bankruptcies, mergers or takeovers.  Each event will be taken into account as soon as it is effective and Dow Jones will whenever possible announce changes in the index’s components at least two business days prior to their implementation date.

Float Adjustment

The index is constructed and weighted using free-float market capitalization.  Float-adjusted rather than full market capitalization is used to reflect the number of shares actually available to investors.

A company’s outstanding shares are adjusted by block ownership to reflect only truly tradable and investable shares.  The following four types of block ownership are considered during float adjustment:

•                  Cross ownership – shares that are owned by other companies (including banks and life insurance companies)

•                  Government ownership – shares that are owned by governments (central or municipal) or their agencies

•                  Private ownership – shares that are owned by individuals, families or charitable trusts and foundations

•                  Restricted shares – shares that are not allowed to be traded during a certain time period

Furthermore, a company’s outstanding shares are adjusted if, and only if, an entity in any of the four qualified categories listed above owns 5% or more of the company.  A company’s shares will not be adjusted if the block ownership is less than 5%.  The float adjustment rules also apply to foreign companies that have cross ownership of 5% or more.  If a government has a foreign ownership restriction of 5% or more, the lesser of free-float shares or the portion that is available for foreign investment will be used for index calculation.

A company’s outstanding shares are not adjusted by institutional investors’ holdings, which include, but are not limited to, the following categories:

•                  Custodian nominees

•                  Trustee companies

•                  Mutual funds (open-end and closed-end funds)

•                  Investment companies

The Russell 2000® Index

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”), and measures the composite price performance of stocks of 2,000 companies incorporated in the U.S., its territories and certain “benefit-driven incorporation countries.”

As of March 16, 2012, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the percentage currently included in such sectors indicated in parentheses):Consumer Discretionary (15.06%), Consumer Staples (3.02%), Financial Services (23.43%), Health Care (12.41%), Materials & Processing (7.00%), Other Energy (6.37%), Producer Durables (14.38%), Technology (14.13%) and Utilities (4.01%). (Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The above information supplements the description of the Russell 2000® Index found in the accompanying general terms supplement. For more details about the Russell 2000® Index, the Russell 2000® Index sponsor and license agreement between the Russell 2000® Index sponsor and the issuer, see “The Underliers – Russell 2000® Index” on page S-47 of the accompanying general terms supplement.

Historical High, Low and Closing Levels of the Basket Underliers

The respective closing level of the basket underliers have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of any of the basket underliers during any period shown below is not an indication that the basket underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the basket or the basket underliers as an indication of the future performances of the basket underliers.  We cannot give you any assurance that the future performance of the basket, basket underliers or the index stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.  During the period from January 3, 2006 through March 20, 2012, there were 684 42-month periods, the first of which began on January 3, 2006 and the last of which ended on March 20, 2012.  In 311 of such 684 42-month periods has the closing level of the basket on the final date of such period fallen below 85% of the closing level of the basket on the initial date of such period.  Therefore, during approximately 45.47% of such 42-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity.  (We calculated these figures using fixed 42-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the basket or the basket underliers.  The actual performance of the basket and the basket underliers over the life of the offered notes, as well as the cash settlement amount at maturity, may bear little relation to the historical levels shown below.

The tables below show the high, low and closing levels of the S&P 500® Index, the MSCI EAFE Index, the S&P MidCap 400® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares®  Dow Jones U.S. Real Estate Index Fund and the Russell 2000® Index for each of the four calendar quarters in 2009, 2010 and 2011 and the first calendar quarter of 2012 (through March 20, 2012).  The tables are for illustrative purposes only. We obtained the closing levels listed in the tables below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the S&P 500® Index

	High	Low	Close
2009
Quarter ended March 31	934.70	676.53	797.87
Quarter ended June 30	946.21	811.08	919.32
Quarter ended September 30	1,071.66	879.13	1,057.08
Quarter ended December 31	1,127.78	1,025.21	1,115.10
2010
Quarter ended March 31	1,174.17	1,056.74	1,169.43
Quarter ended June 30	1,217.28	1,030.71	1,030.71
Quarter ended September 30	1,148.67	1,022.58	1,141.20
Quarter ended December 31	1,259.78	1,137.03	1,257.64
2011
Quarter ended March 31	1,343.01	1,256.88	1,325.83
Quarter ended June 30	1,363.61	1,265.42	1,320.64
Quarter ended September 30	1,353.22	1,119.46	1,131.42
Quarter ended December 31	1,285.09	1,099.23	1,257.60
2012
Quarter ending March 31 (through March 20, 2012)	1,409.75	1,277.06	1,405.52

Quarterly High, Low and Closing Levels of the MSCI EAFE Index

	High	Low	Close
2009
Quarter ended March 31	1,281.02	911.39	1,056.23
Quarter ended June 30	1,361.36	1,071.10	1,307.16
Quarter ended September 30	1,580.58	1,251.65	1,552.84
Quarter ended December 31	1,617.99	1,496.75	1,580.77
2010
Quarter ended March 31	1,642.20	1,451.53	1,584.28
Quarter ended June 30	1,636.19	1,305.12	1,348.11
Quarter ended September 30	1,570.36	1,337.85	1,561.01
Quarter ended December 31	1,675.07	1,535.13	1,658.30
2011
Quarter ended March 31	1,758.97	1,597.15	1,702.55
Quarter ended June 30	1,809.61	1,628.03	1,708.08
Quarter ended September 30	1,727.43	1,331.35	1,373.33
Quarter ended December 31	1,560.85	1,310.15	1,412.55
2012
Quarter ending March 31 (through March 20, 2012)	1,586.11	1,405.10	1,570.33

Quarterly High, Low and Closing Levels of the S&P MidCap 400® Index

	High	Low	Close
2009
Quarter ended March 31	559.37	404.62	489.00
Quarter ended June 30	598.71	494.45	578.14
Quarter ended September 30	706.30	546.53	691.02
Quarter ended December 31	739.71	659.15	726.67
2010
Quarter ended March 31	799.95	692.52	789.90
Quarter ended June 30	849.82	711.73	711.73
Quarter ended September 30	802.10	700.16	802.10
Quarter ended December 31	913.20	795.50	907.25
2011
Quarter ended March 31	989.05	909.76	989.05
Quarter ended June 30	1,015.26	929.57	978.64
Quarter ended September 30	1,011.65	775.07	781.26
Quarter ended December 31	912.99	744.98	879.16
2012
Quarter ending March 31 (through March 20, 2012)	1,003.08	885.52	996.08

Quarterly High, Low and Closing Levels of the iShares® MSCI Emerging Markets Index Fund

	High	Low	Close
2009
Quarter ended March 31	27.07	19.92	24.79
Quarter ended June 30	34.61	25.63	32.20
Quarter ended September 30	39.26	30.72	38.88
Quarter ended December 31	42.04	37.53	41.48
2010
Quarter ended March 31	43.20	36.81	42.10
Quarter ended June 30	43.96	36.14	37.30
Quarter ended September 30	44.75	37.57	44.75
Quarter ended December 31	48.55	44.75	47.62
2011
Quarter ended March 31	48.69	44.63	48.69
Quarter ended June 30	50.21	45.50	47.60
Quarter ended September 30	48.46	34.95	35.07
Quarter ended December 31	42.80	34.36	37.94
2012
Quarter ending March 31 (through March 20, 2012)	44.75	38.23	43.16

Quarterly High, Low and Closing Levels of the iShares® Dow Jones U.S. Real Estate Index Fund

	High	Low	Close
2009
Quarter ended March 31	37.26	22.21	25.46
Quarter ended June 30	35.55	25.30	32.34
Quarter ended September 30	45.04	29.88	42.66
Quarter ended December 31	47.44	39.63	45.92
2010
Quarter ended March 31	50.83	42.45	49.78
Quarter ended June 30	54.66	46.95	47.21
Quarter ended September 30	55.21	45.32	52.88
Quarter ended December 31	57.62	52.71	55.96
2011
Quarter ended March 31	60.58	55.59	59.40
Quarter ended June 30	62.80	58.17	60.30
Quarter ended September 30	62.92	49.14	50.57
Quarter ended December 31	58.00	48.19	56.79
2012
Quarter ending March 31 (through March 20, 2012)	62.57	59.01	62.42

Quarterly High, Low and Closing Levels of the Russell 2000® Index

	High	Low	Close
2009
Quarter ended March 31	514.71	343.26	422.75
Quarter ended June 30	531.68	429.16	508.28
Quarter ended September 30	620.69	479.27	604.28
Quarter ended December 31	634.07	562.40	625.39
2010
Quarter ended March 31	690.30	586.49	678.64
Quarter ended June 30	741.92	609.49	609.49
Quarter ended September 30	677.64	590.03	676.14
Quarter ended December 31	792.35	669.45	783.65
2011
Quarter ended March 31	843.55	773.18	843.55
Quarter ended June 30	865.29	777.20	827.43
Quarter ended September 30	858.11	643.42	644.16
Quarter ended December 31	765.43	609.49	740.92
2012
Quarter ending March 31 (through March 20, 2012)	837.77	747.28	829.24

Historical Basket Levels

The following graph is based on the basket closing levels for the period from January 1, 2006 through March 20, 2012 assuming that the basket closing level was 100 on January 1, 2006.  We derived the basket closing levels based on the method to calculate the basket closing level as described in this pricing supplement and on actual closing levels of the relevant basket underliers on the relevant date.  The basket closing level has been normalized such that its hypothetical level on January 1, 2006 was 100.  As noted in this pricing supplement, the initial basket level will be set at 100 on the trade date.  The basket closing level can increase or decrease due to changes in the levels of the basket underliers.  The graph is for illustrative purposes only.

Basket Performance

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

$

The Goldman Sachs
Group, Inc.

Buffered Basket-Linked Notes

due

(Linked to a Weighted Basket Comprised of the S&P 500® Index , the MSCI EAFE Index, the S&P MidCap 400® Index, the iShares® MSCI Emerging Markets Index Fund, the iShares®  Dow Jones U.S. Real Estate Index Fund and the Russell 2000® Index)

Medium-Term Notes, Series D

_________________________

_________________________

Goldman, Sachs & Co.

Page
Summary Information	PS-2
Hypothetical Examples	PS-6
Additional Risk Factors Specific to Your Notes	PS-12
The Basket and the Basket Underliers	PS-17
Product Supplement dated September 19, 2011
Summary Information	S-3
Hypothetical Returns on the Underlier-Linked Notes	S-12
Additional Risk Factors Specific to the Underlier-Linked Notes	S-32
General Terms of the Underlier-Linked Notes	S-45
Use of Proceeds and Hedging	S-61
Supplemental Discussion of Federal Income Tax Consequences	S-63
Employee Retirement Income Security Act	S-69
Supplemental Plan of Distribution	S-70
The Underliers	A-1
S&P 500® Index	A-2
MSCI Indices	A-6
Hang Seng China Enterprises Index	A-13
Russell 2000® Index	A-17
FTSE® 100 Index	A-22
Euro STOXX 50® Index	A-26
TOPIX	A-30
General Terms Supplement dated March 5, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-30
Licenses	S-31
S&P 500® Index	S-31
MSCI Indices	S-35
Hang Seng China Enterprises Index	S-43
Russell 2000® Index	S-47
FTSE® 100 Index	S-52
Euro STOXX 50® Index	S-56
TOPIX	S-60
Dow Jones Industrial AverageSM	S-65
The iShares® MSCI Emerging Markets Index Fund	S-67
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140